Filed pursuant to
General Instruction IIL
of Form F-10;
File no: 333-156844
February 9, 2009

Prospectus Supplement to the Short Form Base Shelf Prospectus Dated February 5, 2009

US$172,500,000

46,000,000 Trust Units

US$3.75 per Trust Unit

Precision Drilling Trust (the “Trust”) is hereby qualifying for distribution 46,000,000 trust units (“Trust Units”) of the Trust at a price of U.S.$3.75 per Trust Unit (the “Offering”). The issued and outstanding Trust Units of the Trust are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “PD.UN” and on the New York Stock Exchange (the “NYSE”) under the symbol “PDS”. On February 6, 2009, the last trading day prior to the public announcement of the Offering, the closing price of the Trust Units on the TSX was $4.95 and the closing price of the Trust Units on the NYSE was U.S.$3.98. The Trust has applied to list the Trust Units offered by this Prospectus Supplement on each of the TSX and the NYSE. Listing will be subject to the Trust fulfilling all of the listing requirements of each of the TSX and the NYSE.

The Trust is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The Trust has prepared its financial statements in accordance with Canadian GAAP (as defined herein) and is subject, in respect of its audited consolidated financial statements for the year ended December 31, 2005, to Canadian auditing and auditor independence standards and, in respect of its audited consolidated financial statements for the years ended December 31, 2006 and 2007, to the auditing and auditor independence standards of the Public Company Accounting Oversight Board. Therefore, the Trust’s financial statements may not be comparable to the financial statements of United States companies in certain respects.

It is important for an investor to consider the particular risk factors that may affect the industry in which the investor is investing. See “Risk Factors”.

Prospective investors should be aware that the purchase of Trust Units may have tax consequences both in the United States and Canada. This Prospectus Supplement and the Prospectus do not describe these tax consequences fully. Prospective investors should read the tax discussion in this Prospectus Supplement and consult with a tax advisor. See “Canadian Federal Income Tax Considerations” and “United States Federal Income Tax Considerations”.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Trust has been settled under the laws of Canada, that some or all of the trustees of the Trust and the directors and officers of Precision Drilling Corporation (“Precision”), the administrator of the Trust, are residents of Canada, that some or all of the underwriters or experts named in the Prospectus, this Prospectus Supplement or the documents incorporated by reference therein or herein, as applicable, are Canadian residents, and that all or a significant portion of the assets of the Trust and said persons may be located outside of the United States.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission or similar regulatory authority has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offence.

The offering price of the Trust Units offered under this Prospectus Supplement was determined by negotiation among the Trust and RBC Dominion Securities Inc. and Deutsche Bank Securities Inc. (the “Co-lead Underwriters”), on their own behalf and on behalf of TD Securities Inc., HSBC Securities (Canada) Inc., Cormark Securities Inc., FirstEnergy Capital Corp. and Tristone Capital Inc. (collectively, the “Underwriters”).

	Price to	Underwriters’	Net Proceeds to
	the Public	Fee	the Trust(1)

Per Trust Unit	U.S.$3.75	U.S.$0.15	U.S.$3.60
Total	U.S.$172,500,000	U.S.$6,900,000	U.S.$165,600,000

Notes:

(1)	Before deducting expenses of the Offering, estimated to be U.S.$1,000,000.

(2)	The Trust has granted to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 6,900,000 Trust Units, representing up to 15% of the offering of Trust Units, at a price of U.S.$3.75 per Trust Unit on the same terms and conditions as the Offering, exercisable in whole or in part, from time to time, not later than the 30th day following the closing of the Offering to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total price to the public, Underwriters’ fee and net proceeds to the Trust (before deducting expenses of the Offering) will be U.S.$198,375,000, U.S.$7,935,000 and U.S.$190,440,000 respectively. A purchaser who acquires Trust Units forming part of the Underwriters’ over-allotment position acquires those Trust Units under this Prospectus Supplement regardless of whether the over-allotment position is filled through exercise of the Over-Allotment Option or secondary market purchases. This Prospectus Supplement also qualifies for distribution the issuance of the additional Trust Units pursuant to the exercise of the Over-Allotment Option. See “Plan of Distribution”.

RBC Capital Markets	Deutsche Bank Securities
TD Securities	HSBC

Cormark Securities Inc.	FirstEnergy Capital Corp.	Tristone Capital Inc.

- ii -

Maximum size or
Underwriters’ Position	number of securities held	Exercise period	Exercise price

Over-Allotment Option	6,900,000 Trust Units	Within 30 days following closing of the Offering	U.S.$3.75 per Trust Unit

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters relating to the Offering on behalf of the Trust by Bennett Jones LLP, with respect to matters of Canadian law, Felesky Flynn LLP, with respect to matters of Canadian federal income tax law, and by Mayer Brown LLP, with respect to matters of United States law, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and by Shearman & Sterling LLP, with respect to matters of United States law.

The Trust has been advised by the Underwriters that, subject to applicable laws, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Trust Units at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The head office and principal place of business of the Trust and the head and registered office of Precision is located at 4200, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3Y7.

Each of RBC Dominion Securities Inc., Deutsche Bank Securities Inc., TD Securities Inc. and HSBC Securities (Canada) Inc. is, directly or indirectly, an affiliate of a bank or other financial institution which is a lender to Precision and to which Precision is presently indebted. Consequently, the Trust may be considered to be a connected issuer of each of these Underwriters under applicable Canadian securities legislation. See “Relationship among the Trust and Certain Underwriters”.

A return on an investment in Trust Units is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in Trust Units is at risk, and the anticipated return on such investment is based on many performance assumptions. Although the Trust may make distributions of available cash flow to holders of Trust Units (“Unitholders”), cash distributions are not guaranteed and may be reduced, suspended or eliminated. On February 9, 2009, the Trust announced that it had suspended cash distributions for an indefinite period commencing February, 2009. See “Recent Developments — Suspension of Monthly Distributions”. Any amounts that may be distributed by the Trust in the future will depend on numerous factors including, among other things: the financial performance of the Trust’s operating subsidiaries, debt obligations, working capital requirements, future capital requirements and the ability of the Trust to meet certain of the covenants set forth under the terms of the Credit Facilities (as defined in the Prospectus). See “Material Debt” in the Prospectus. In addition, the market value of the Trust Units may deteriorate if the Trust does not reinstate its cash distributions or otherwise meet cash distribution expectations in the future, and that deterioration may be material. See “Risk Factors — Distributions on the Trust Units have been suspended and may not be reinstated”.

The after tax return from an investment in Trust Units to Unitholders subject to Canadian income tax can be made up of both a return on capital and a return of capital. That composition may change over time, thus affecting an investor’s after tax return. Subject to certain amendments to the Income Tax Act (Canada) (the “Tax Act”) made effective on October 31, 2006 (the “SIFT Rules”), returns on capital generally are taxed as ordinary income in the hands of a Unitholder who is resident in Canada for purposes of the Tax Act. Pursuant to the SIFT Rules, commencing January 1, 2011 (provided the Trust only experiences “normal growth” before then) certain distributions from the Trust which otherwise would have been taxed as ordinary income generally will be characterized as dividends and the Trust will be subject to tax at corporate rates on the amount of those distributions. Returns of capital generally are not required to be (and under the SIFT Rules will continue to not be required to be) included in income for Unitholders who are resident in Canada for purposes of the Tax Act, but rather reduce the adjusted cost base of such Unitholder’s Trust Unit(s) for purposes of the Tax Act. Distributions of income to a Unitholder who is not resident in Canada for purposes of the Tax Act, or that is a partnership that is not a “Canadian partnership” for purposes of the Tax Act, generally will be subject to Canadian withholding tax. Prospective investors should consult their own tax advisors with respect to the Canadian income tax considerations applicable in their own circumstances. See the discussion under the headings “Recent Developments — Suspension of Monthly Distributions”, “Risk Factors” and “Canadian Federal Income Tax Considerations”.

Subscriptions for Trust Units offered under this Prospectus Supplement will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about February 18, 2009 or such other date not later than February 27, 2009 as Precision, the Trust and the Co-lead Underwriters may agree.

The Underwriters propose to offer the Trust Units initially at the offering price specified above. After a reasonable effort has been made to sell all of the Trust Units at the price specified, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Trust Units remaining unsold. Any such reduction will not affect the proceeds received by the Trust. See “Plan of Distribution”.

The Trust Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS
PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Trust Units that are being offered and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference into this Prospectus Supplement or the Prospectus. The second part, the Prospectus, gives more general information.

You should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Prospectus. The Trust has not, and the Underwriters have not, authorized any other person to provide prospective investors with different information and any such information should not be relied upon. The Trust is not, and the Underwriters are not, making an offer to sell the Trust Units in any jurisdiction where the offer or sale is not permitted. Readers should assume that the information appearing in this Prospectus Supplement and the Prospectus, as well as information the Trust has previously filed with the securities regulatory authority in each of the provinces of Canada and with the SEC that is incorporated by reference into this Prospectus Supplement or the Prospectus, is accurate as of their respective dates only. The business, financial condition, results of operations and prospects of the Trust may have changed since those dates.

Unless the context otherwise requires, all references in this Prospectus Supplement to the “Trust” means Precision Drilling Trust and, where the context requires, includes the Trust and all of its consolidated subsidiaries and any partnership of which the Trust and its subsidiaries are the partners.

Unless otherwise specifically stated, all financial information included and incorporated by reference in the Prospectus and this Prospectus Supplement is determined using Canadian generally accepted accounting principles, referred to as “Canadian GAAP”. “U.S. GAAP” means generally accepted accounting principles in the United States. The Trust prepares its financial statements in accordance with Canadian GAAP, which differs from U.S. GAAP. Therefore, the Trust’s financial statements included and incorporated by reference in this Prospectus Supplement and the Prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. Prospective investors should refer to note 16 of the Trust’s consolidated financial statements as at and for the year-ended December 31, 2007 and the Interim GAAP Reconciliation (as defined herein) for a discussion of the principal differences between the Trust’s financial results and financial condition determined under Canadian GAAP and under U.S. GAAP.

EXCHANGE RATE INFORMATION

In this Prospectus Supplement, references to “dollars”, “$”, and “Cdn.$” are to Canadian dollars, and references to “U.S.$” and “U.S. dollars” are to United States dollars. The exchange rate between the Canadian dollar and the United States dollar used in this Prospectus Supplement and the Prospectus varies depending on the date of the information contained in this Prospectus Supplement and the Prospectus, respectively.

The following table sets forth: (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars in effect at the end of each of the periods indicated; (ii) the average of the exchange rates in effect on the last day of each month during such periods; and (iii) the high and low exchange rates during each period, in each case based on the inverse of the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

						Nine Months
						Ended
	Year Ended December 31					September 30
	2004	2005	2006	2007	2008	2007	2008

Rate at end of period	0.831	0.858	0.858	1.012	0.817	1.004	0.944
Average rate for period	0.768	0.825	0.882	0.927	0.934	0.900	0.982
High for period	0.849	0.869	0.910	1.091	1.029	1.004	1.029
Low for period	0.716	0.787	0.853	0.844	0.771	0.844	0.926

On February 9, 2009, the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Cdn.$1.2190 = U.S.$1.00.

WHERE YOU CAN FIND MORE INFORMATION

This Prospectus Supplement and the Prospectus form part of a registration statement on Form F-10 relating to the Trust Units that the Trust has filed with the SEC (the “Registration Statement”). This Prospectus Supplement and the Prospectus do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. United States investors should refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to the Trust and the Trust Units.

The Trust files annual and quarterly reports, material change reports and other information with the securities commissions or similar regulatory authorities in each of the provinces of Canada and with the SEC. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements in Canada, which differ from those in the United States. Prospective investors may read and download any public document that the Trust has filed with securities commissions or similar regulatory authorities in each of the provinces of Canada on the System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR, and which may be accessed at www.sedar.com. Prospective investors may read any document that the Trust files with or furnishes to the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Prospective investors may also obtain copies of the same documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact it at www.sec.gov for further information on the public reference room. The Trust’s filings are also electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR, and which may be accessed at www.sec.gov, as well as from commercial document retrieval sources.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents are being or will be filed with the SEC as part of the Registration Statement: the documents referred to under the heading “Documents Incorporated by Reference”; the consents of KPMG LLP; the consent of Bennett Jones LLP; the consent of Felesky Flynn LLP; the consent of Mayer Brown LLP; the consent of Blake, Cassels & Graydon LLP; and the powers of attorney from the Trust’s trustees and Precision’s officers.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus Supplement and the Prospectus, and in certain documents incorporated by reference into this Prospectus Supplement and the Prospectus, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “propose”, “plan”, “expect”, “believe”, “will”, “may” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”). In particular, forward-looking information and statements include, but are not limited to: the timing and amount of future cash distributions, the impact of reductions in commodity prices; the potential impact and benefits of the Acquisition (as defined herein); the opportunities stemming from a focus on global contract drilling through United States expansion, international diversification opportunities and complementary product line expansion; that new drilling rigs are expected to be contracted with customers before completion; the number of rigs under daywork term contracts in Canada, the United States and Mexico; the global economic crisis and its impact on operations; the decline rate on newly drilled wells; the potential rebound in land drilling activity; the integration of Precision and Grey Wolf (as defined herein); commodity prices; the timing of completion of rigs in Precision’s rig build program; the impact of shale gas drilling in Canada and the United States; that unconventional drilling applications will require high performance drilling rigs; that continental natural gas will continue to be part of the long-term energy solution for North America; that wells have a steep rate of production decline in the first year necessitating additional drilling to replace rapidly depleting wells; the timing and results of international diversification opportunities; that planned asset growth will generally be financed through existing debt facilities or cash retained from continuing operations; potential downgrades to credit ratings; and statements as to seasonal and weather conditions affecting the Canadian oil and natural gas industry and the demand for Precision’s services.

The forward-looking information and statements contained in this Prospectus Supplement and the Prospectus and in certain documents incorporated by reference in this Prospectus Supplement and the Prospectus are based on certain assumptions and analysis made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Trust’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Trust’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for and supply of oil and natural gas; the current global financial crisis and the dislocation in the credit markets; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in well servicing, contract drilling and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; future capital expenditures and refurbishment, repair and upgrade costs; expected completion times for refurbishment and upgrade projects; sufficiency of funds for required capital expenditures, working capital and debt service; liabilities under laws and regulations protecting the environment; the impact of purchase accounting; expected outcomes of litigation, claims and disputes and their expected effects on the Trust’s financial condition and results of operations; difficulties and delays in achieving synergies and cost savings; the failure to realize anticipated synergies in the Acquisition; the Trust’s ability to enter into and the terms of future contracts; the adequacy of sources of liquidity; the inability to carry out plans and strategies as expected; loss of “mutual fund trust” status; the effect of Canadian federal government proposals regarding non-resident ownership; the conversion of the Trust into a corporate structure and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this Prospectus Supplement and the Prospectus and in certain documents incorporated by reference in this Prospectus Supplement and the Prospectus are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Trust will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Trust or its business or operations. Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements. Neither the Trust nor Precision are under any obligation to publicly update or revise any forward-looking information or statements except as expressly required by applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement and the Prospectus from documents filed with securities commissions and similar regulatory authorities in Canada and with the SEC.

This Prospectus Supplement is incorporated by reference into the Prospectus as of the date hereof and only for the purposes of the distribution of the Trust Units offered hereby, including Trust Units offered pursuant to the Over-Allotment Option granted to the Underwriters. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full details.

Under applicable securities laws in Canada and the United States, the Canadian securities commissions or similar regulatory authorities and the SEC allow the Trust to incorporate by reference certain information that it files with the Canadian securities commissions, the SEC or similar authorities, which means that the Trust can disclose important information to prospective investors by reference to those documents. Information that is incorporated by reference is an important part of the Prospectus and this Prospectus Supplement. The following documents of the Trust have been filed with the various securities commissions or similar regulatory authorities in the provinces of Canada and with the SEC and are specifically incorporated by reference into and form an integral part of the Prospectus and this Prospectus Supplement:

1.	the annual information form of the Trust dated March 25, 2008 for the year ended December 31, 2007 (the ‘‘AIF”);

2.	the audited comparative consolidated financial statements of the Trust as at and for the years ended December 31, 2007 and 2006, together with the notes thereto, the auditors’ report thereon and the auditors’ report on internal control over financial reporting as of December 31, 2007;

3.	management’s discussion and analysis of the financial condition and results of operations of the Trust for the year ended December 31, 2007;

4.	the unaudited interim consolidated financial statements of the Trust for the three and nine month periods ended September 30, 2008;

5.	management’s discussion and analysis of the financial condition and results of operations of the Trust for the nine month period ended September 30, 2008;

6.	the supplemental note entitled “Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles” for the nine month period ended September 30, 2008 and 2007 (the “Interim GAAP Reconciliation”);

7.	the information circular of the Trust dated March 28, 2008 relating to the annual meeting of Unitholders held on May 7, 2008;

8.	the material change report of the Trust dated August 28, 2008 in respect of the agreement and plan of merger dated August 24, 2008 among the Trust, Grey Wolf, Inc. (“Grey Wolf”), Precision and Precision Lobos Corporation (“Lobos”) pursuant to which the Trust agreed to indirectly acquire Grey Wolf (the ‘‘Acquisition”);

9.	the material change report of the Trust dated December 19, 2008 in respect of the announcement of the expected principal terms of the credit facilities with the Trust’s banking syndicate, consisting of Royal Bank of Canada, RBC Capital Markets, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., HSBC Bank Canada, HSBC Bank USA, National Association and The Toronto-Dominion Bank (collectively, the “Commitment Banks”), in conjunction with the Acquisition;

10.	the material change report of the Trust dated December 23, 2008 in respect of the completion of the Acquisition pursuant to the agreement and plan of merger among the Trust, Grey Wolf, Precision and Lobos dated August 24, 2008, as amended December 2, 2008;

11.	the amended business acquisition report of the Trust dated February 9, 2009 in respect of the Acquisition; and

12.	the press release of the Trust dated February 9, 2009 in respect of, among other things, the financial results of the Trust for the three months and year ended December 31, 2008 and the suspension of monthly distributions of the Trust.

Any documents of the type required by National Instrument 44-101 Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus including any material change reports (excluding confidential material change reports), comparative interim financial statements, comparative annual financial statements and the auditors’ report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by the Trust with the securities commissions or similar regulatory authorities in the provinces of Canada subsequent to the date of this Prospectus Supplement and prior to the termination of this distribution are deemed to be incorporated by reference in this Prospectus Supplement. To the extent that any document or information incorporated by reference into this Prospectus Supplement is included in a report that is filed with or furnished to the SEC, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part.

Any statement contained in the Prospectus or this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference in the Prospectus or this Prospectus Supplement shall be deemed to be modified or superseded for the purposes of the Prospectus and this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in the Prospectus or this Prospectus Supplement modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Prospectus.

Upon a new annual information form and corresponding annual financial statements and related management’s discussion and analysis being filed by the Trust with, and where required, accepted by, the applicable securities regulatory authorities during the currency of the Prospectus or this Prospectus Supplement, as applicable, the previous annual information form and all annual financial statements, interim financial statements and the related management’s discussion and analysis, material change reports, business acquisition reports and information circulars filed prior to the commencement of the Trust’s financial year in respect of which the new annual information form is filed shall be deemed no longer to be incorporated by reference into the Prospectus or this Prospectus Supplement for purposes of future offers and sales of securities of the Trust under the Prospectus. Upon interim consolidated financial statements and the related management’s discussion and analysis being filed by the Trust with the applicable securities regulatory authorities during the currency of the Prospectus and this Prospectus Supplement, as applicable, all interim consolidated financial statements and the related management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated in the Prospectus or this Prospectus Supplement for purposes of future offers and sales of securities of the Trust under the Prospectus. Upon a new management information circular and proxy statement relating to an annual meeting of Unitholders being filed by the Trust with the applicable securities regulatory authorities during the currency of the Prospectus and this Prospectus Supplement, as applicable, the management information circular and proxy statement for the preceding annual meeting of Unitholders shall be deemed no longer to be incorporated into the Prospectus or this Prospectus Supplement for purposes of future offers and sales of securities of the Trust under the Prospectus.

PRECISION DRILLING TRUST

The Trust is an unincorporated open-ended investment trust established under the laws of the Province of Alberta pursuant to a declaration of trust dated September 22, 2005 (the “Declaration of Trust”). The beneficiaries of the Trust are the Unitholders. The Trust’s principal undertaking is to issue Trust Units and to carry on the business of the provision of land-based contract drilling services to oil and gas exploration and production companies through its direct and indirect subsidiaries. This business is carried out in two segments consisting of contract drilling services and completion and production services. Contract drilling services include land drilling services, camp and catering services, procurement and distribution of oilfield supplies and the manufacture and refurbishment of drilling and service rig equipment. Completion and production services include service rig well completion and workover services, snubbing services, wastewater treatment services and the rental of oilfield surface equipment, tubulars and well control equipment and wellsite accommodations.

As of the date of this Prospectus Supplement, management believes that the Trust is the second largest land driller in North America, based on the number of rigs in its drilling rig fleet. The Trust presently operates in most conventional and unconventional oil and natural gas basins in Canada and the United States and has an emerging presence in Mexico. Management believes that the Trust’s high performance drilling rigs, supply chain management systems and technology, together with its United States customer base, deep drilling capabilities and positions in United States basins, provides it with a substantial foundation for expansion, both in North America and internationally. After giving effect to the Acquisition, as of the date of this Prospectus Supplement, the Trust has a high quality fleet consisting of 371 drilling rigs and 229 service rigs and 28 snubbing units. In addition, Precision presently offers its customers a complementary suite of wellsite products and services including camp and catering, wastewater treatment, snubbing and rental equipment. Most of these operations and the service rig business are located in Canada. Costs of approximately U.S.$207.7 million (after accounting for applicable discounts), including a U.S.$25 million break-up fee payable by Grey Wolf to a third party, debt issuance costs, professional services fees, severance costs and other costs were incurred in respect of the Acquisition.

RECENT DEVELOPMENTS

Suspension of Monthly Distributions

On February 9, 2009, the Trust announced that it had suspended cash distributions for an indefinite period. This measure was taken in response to lower financial operating performance at the start of 2009. Accordingly, Precision will not pay a distribution in March 2009 to Unitholders or holders of Exchangeable Units (as defined herein) of record on February 27, 2009, or for an indefinite period thereafter. The previously announced distribution of $0.04 per unit payable on February 17, 2009 to Trust and Precision Drilling Limited Partnership (“PDLP”) unitholders of record on January 30, 2009 is unaffected by the suspension. The Trust will continue to monitor its financial situation and evaluate the possibility of the reinstatement of monthly cash distributions based on the relevant factors in effect from time to time. See “Risk Factors — Distributions on the Trust Units have been suspended and may not be reinstated”.

Proposed Financing Arrangements

In addition to the Offering by the Trust, Precision is investigating alternative new debt financing arrangements, which may include the issuance of an aggregate principal amount of approximately U.S.$250 million of senior unsecured debt (the “Debt”). Such new debt arrangements would be structured to further enhance overall corporate liquidity and better align Precision’s overall capitalization to meet its operating requirements and are expected to be used to repay all or a portion of any remaining outstanding indebtedness under, and replace, Precision’s U.S.$400 million unsecured bridge credit facility (the “Bridge Facility”) that was established in order to facilitate the completion of the Acquisition.

The terms and conditions of the proposed debt financing arrangements have yet to be finalized. In the event Precision is able to successfully complete an offering of Debt, Precision anticipates that the Debt would have a six year term and pay interest in cash semi-annually in arrears at a rate to be determined by Precision and its financial advisors. The Debt would constitute general unsecured obligations of Precision and rank senior in right of payment to all future obligations of Precision that are, by their terms, expressly subordinated in right of payment to the Debt and pari passu in right of payment with all existing and future obligations of Precision that are not so subordinated. Precision also anticipates that the Debt would be unconditionally, jointly and severally guaranteed, on a senior unsecured basis, by the Trust and substantially all of the Canadian and United States subsidiary entities of the Trust. The Debt would be able to be redeemed, in whole or in part, in certain circumstances by Precision, including upon the payment of certain premiums, upon the completion of future equity offerings and upon the occurrence of a change in control. Finally, Precision expects that the terms of the Debt would include limitations on, among other things, additional indebtedness, restricted payments (including distributions by the Trust), transactions with affiliates, the creation of liens, dispositions of assets and mergers.

There can be no assurance that Precision will be able to complete the proposed debt financing arrangements on the general terms and conditions described above, or on terms and conditions acceptable to Precision or at all. See “Risk Factors — Proposed Financing Arrangements”.

This Prospectus Supplement is not an offer to sell or the solicitation of an offer to buy any Debt. No prospectus qualifying the distribution of the Debt has been filed with any securities regulatory authority in Canada. The distribution of any Debt in Canada will be made in reliance on prospectus exemptions under applicable Canadian securities legislation. The Debt has not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration thereunder.

PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS

The Trust Units trade on the TSX under the trading symbol “PD.UN” and on the NYSE under the trading symbol “PDS”. The following table sets forth the price range and trading volumes for the Trust Units on each of the TSX and NYSE as reported by each of the TSX and NYSE for the periods indicated:

	TSX			NYSE
Period	High	Low	Volume	High	Low	Volume
	($)	($)		(U.S.$)	(U.S.$)

2008
January	18.01	15.13	11,590,400	17.70	15.15	11,207,500
February	22.53	17.15	15,376,500	22.91	17.10	12,324,600
March	24.00	19.61	9,854,400	23.53	19.46	15,555,500
April	27.46	22.55	15,213,000	27.25	21.89	17,651,700
May	28.39	24.50	10,294,240	28.38	24.03	12,247,600
June	28.93	26.05	13,593,300	28.59	25.76	17,062,200
July	28.09	21.30	15,021,570	28.15	21.01	18,696,400
August	23.45	20.53	19,240,300	22.89	19.30	25,310,400
September	22.32	16.00	20,875,900	21.05	15.42	31,877,200
October	17.84	9.99	22,500,900	16.82	8.41	42,644,400
November	13.90	8.10	14,142,500	12.06	6.36	34,437,300
December	11.77	7.07	14,587,520	9.65	5.57	44,393,400

2009
January	10.44	6.02	14,505,500	8.54	4.92	37,646,500
February (1-9)	6.18	4.32	11,843,897	4.98	3.53	20,414,288

On February 6, 2009, the last trading day prior to the public announcement of the Offering, the closing price of the Trust Units on the TSX was $4.95 and the closing price of the Trust Units on the NYSE was U.S.$3.98.

USE OF PROCEEDS

The estimated net proceeds from the Offering will be approximately U.S.$164,600,000 (U.S.$189,440,000 if the Over-Allotment Option is exercised in full) after deducting the fees payable to the Underwriters and expenses of the Offering, estimated to be U.S.$1,000,000. See “Plan of Distribution”.

Pursuant to the terms of the convertible notes, of Grey Wolf which were assumed by Lobos (which has been subsequently renamed as “Precision Drilling Oilfield Services Corporation” (“PDOS”)) pursuant to the Acquisition, on January 22, 2009, PDOS, as successor to Grey Wolf, made a “change of control” offer to the holders of the convertible notes to repurchase any or all of the outstanding convertible notes at 100% of the principal amount thereof, plus accrued but unpaid interest, if any, to the date of the repurchase, payable in cash. The Trust anticipates that holders of convertible notes will tender their notes to the offer and the tendered notes will be repurchased on March 23, 2009. The net proceeds from the Offering and, to the extent necessary after the use of the net proceeds of the Offering, borrowings under the Bridge Facility will be used to pay for the convertible notes tendered to the offer. To the extent that the net proceeds of the Offering exceed the amount payable for the convertible notes tendered to the offer, such proceeds will be used to fund capital expenditures and for general corporate purposes of Precision. See “Recent Developments — Acquisition of Grey Wolf, Inc.”, “Consolidated Capitalization of the Trust” and “Material Debt” in the Prospectus and “Relationship Among the Trust and Certain Underwriters” in this Prospectus Supplement.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of February 9, 2009 among the Trust, Precision and the Underwriters, the Trust has agreed to issue and sell an aggregate of 46,000,000 Trust Units to the Underwriters, and the Underwriters have severally agreed to purchase such Trust Units at a price of U.S.$3.75 per Trust Unit on February 18, 2009 or such other date not later than February 27, 2009 as the Trust and the Co-lead

Underwriters may agree, payable in cash to the Trust against delivery of the Trust Units. The terms of the Offering were determined by negotiation among the Trust and the Co-lead Underwriters, on behalf of the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Trust Units that it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase the Trust Units. The Underwriters are, however, obligated to take up and pay for all Trust Units if they are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

It is expected that closing will occur on or about February 18, 2009, or such other date not later than February 27, 2009 as the Trust and the Co-lead Underwriters may agree.

In addition, the Trust has granted to the Underwriters the Over-Allotment Option to purchase up to an additional 6,900,000 Trust Units, representing up to 15% of the Offering of Trust Units, at a price of U.S.$3.75 per Trust Unit on the same terms and conditions as the Offering of the Trust Units, exercisable in whole or in part from time to time, not later than the 30th day following the closing of the Offering to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total offering price, Underwriters’ fee and net proceeds to the Trust (before deducting expenses of the Offering) will be U.S.$198,375,000, U.S.$7,935,000 and U.S.$190,440,000 respectively. This Prospectus Supplement also qualifies for distribution the issuance of the additional Trust Units pursuant to the exercise of the Over-Allotment Option.

Pursuant to rules and policy statements of certain securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Trust Units offered under this Prospectus Supplement ends and all stabilization arrangements relating to the Trust Units are terminated, bid for or purchase Trust Units. The foregoing restrictions are subject to certain exceptions including: (a) a bid for or purchase of Trust Units if the bid or purchase is made through the facilities of the TSX in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc.; (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriter, or if the client’s order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules; and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Trust Units is for the purpose of maintaining a fair and orderly market in the Trust Units, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that, subject to certain exceptions, it will not offer or issue, or enter into an agreement to offer or issue, Trust Units or any securities convertible or exchangeable into Trust Units for a period of 90 days subsequent to the closing date of the Offering without the consent of the Co-lead Underwriters, which consent may not be unreasonably withheld.

The Underwriters propose to offer the Trust Units initially at the offering price specified above. After a reasonable effort has been made to sell all of the Trust Units at the price specified, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Trust Units remaining unsold. In the event the offering price of the Trust Units is reduced, the compensation received by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Trust Units is less than the gross proceeds paid by the Underwriters to the Trust for the Trust Units. Any such reduction will not affect the proceeds received by the Trust.

The Trust has been advised by the Underwriters that, subject to applicable laws, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Trust Units at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has applied to list the Trust Units distributed under this Prospectus Supplement on each of the TSX and the NYSE. Listing will be subject to the Trust fulfilling all of the listing requirements of each of the TSX and the NYSE.

Because more than 10% of the proceeds of the Offering, not including underwriting compensation, may be received by affiliates of the Underwriters, the Offering is being conducted in compliance with the Financial Industry Regulatory Authority (formerly the National Association of Securities Dealers (“NASD”)) Conduct Rule 5110(h). Pursuant to that rule, the appointment of a qualified independent Underwriter is not necessary in connection with the Offering, as the Offering is of a class of equity securities for which a “bona fide independent market”, as defined by the NASD rules, exists as of the date of the filing of the Trust’s registration statement and as of the effective date thereof.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), an offer to the public of any Trust Units which are the subject of the offering contemplated by this Prospectus Supplement may not be made in that relevant member state prior to the publication of a prospectus in relation to such Trust Units that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that an offer to the public in that relevant member state of Trust Units may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that relevant member state:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; and

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Trust Units shall result in a requirement for the publication by the Trust or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this notice, the expression an “offer to the public” in relation to any Trust Units in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and any Trust Units to be offered so as to enable an investor to decide to purchase or subscribe for any Trust Units, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

Each purchaser of Trust Units described in this Prospectus Supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

The sellers of the Trust Units have not authorized and do not authorize the making of any offer of the Trust Units through any financial intermediary on their behalf, other than offers made by the Underwriters and their respective affiliates with a view to the final placement of the Trust Units as contemplated in this Prospectus Supplement. Accordingly, no purchaser of the Trust Units, other than the Underwriters and their respective affiliates, is authorized to make any further offer of the Trust Units on behalf of the sellers or the Underwriters.

Notice to Prospective Investors in the United Kingdom

This Prospectus Supplement and the Prospectus are only being distributed to, and is only directed at persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “financial promotion order”); (ii) are persons falling within Article 49(2)(a) to (d) of the financial promotion order; (iii) are outside the United Kingdom; or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”); this document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons; and any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

RELATIONSHIP AMONG THE TRUST AND CERTAIN UNDERWRITERS

Each of RBC Dominion Securities Inc., Deutsche Bank Securities Inc., TD Securities Inc. and HSBC Securities (Canada) Inc. is, directly or indirectly, an affiliate of a bank or other financial institution that is a lender to Precision and to which Precision is presently indebted. Consequently, the Trust may be considered to be a connected issuer of each of these Underwriters under applicable Canadian securities legislation.

As at December 31, 2008, an aggregate of approximately $1,576.6 million was outstanding under the Bridge Facility and the U.S.$1.2 billion senior secured credit facility with the Commitment Banks and certain other lenders (the “Secured Facility” and, together with the Bridge Facility, the “Credit Facilities”). The Trust has complied with the terms of the agreements governing the Credit Facilities and none of the lenders thereunder have waived any breach by the Trust of such agreements since their execution. Neither the financial position of the Trust nor the value of the security under the Credit Facilities has changed substantially since the indebtedness thereunder was incurred.

The decision to distribute the Trust Units offered hereunder and the determination of the terms of the Offering were made through negotiations among the Trust and the Co-lead Underwriters, on behalf of the Underwriters. The lenders to the Trust did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of the Offering, each of RBC Dominion Securities Inc., Deutsche Bank Securities Inc., TD Securities Inc. and HSBC Securities (Canada) Inc. will receive their respective share of the Underwriters’ fee.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon on behalf of the Trust by Bennett Jones LLP, with respect to matters of Canadian law, Felesky Flynn LLP, with respect to matters of Canadian federal income tax law, and by Mayer Brown LLP, with respect to matters of United States law, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and by Shearman & Sterling LLP, with respect to matters of United States law. As at the date hereof, the partners and associates of each of Bennett Jones LLP, Felesky Flynn LLP, Mayer Brown LLP and Blake, Cassels & Graydon LLP, as a group, each owned, directly or indirectly, less than 1% of the outstanding Trust Units.

EXPERTS

The audited comparative consolidated financial statements of the Trust as at December 31, 2007 and for each of the years in the three year-period ended December 31, 2007, together with the notes thereto, the auditors’ report thereon and the auditors’ report on internal control over financial reporting as of December 31, 2007, have been incorporated by reference in the short form base shelf prospectus and in the registration statement and listed in the short form prospectus supplement in reliance upon the reports of KPMG LLP, Chartered Accountants and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and related financial statement schedule of Grey Wolf, Inc. as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2007 consolidated financial statements refers to a change in the method of accounting for income taxes as of January 1, 2007, accounting for stock-based compensation plans as of January 1, 2006 and differences in accounting principles generally accepted in Canada and the United States.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinions of Felesky Flynn LLP, Canadian federal income tax counsel to the Trust, and Blake, Cassels & Graydon LLP, Canadian federal income tax counsel to the Underwriters (collectively, “Canadian Tax Counsel”) the following summary fairly describes the material Canadian federal income tax considerations under the Tax Act to subscribers who acquire Trust Units pursuant to the Offering and who hold such Trust Units as capital property, deal with the Trust at arm’s length and are not affiliated with the Trust, all for purposes of the Tax Act. The considerations under the Tax Act will be different for Unitholders who are resident in Canada (“Canadian Holders”) and those who are not resident in Canada (“Non-Canadian Holders”) for purposes of the Tax Act.

Generally, Trust Units should be considered capital property to a Unitholder provided the Unitholder does not use or hold such Trust Units in the course of carrying on a business of buying or selling securities and provided the holder does not acquire them in one or more transactions considered to be an adventure or concern in the nature of trade. A Canadian Holder who might not otherwise be considered to hold Trust Units as capital property may, in certain circumstances, be entitled to have those units and all other “Canadian securities” owned by the holder, as that expression is defined in the Tax Act, treated as capital property by making an irrevocable election under subsection 39(4) of the Tax Act. Subscribers considering making the election under subsection 39(4) of the Tax Act should consult their tax advisors.

This summary is not applicable to a “financial institution” a “specified financial institution” nor is it applicable to a subscriber an interest in which would be a “tax shelter investment” all as defined in the Tax Act, or a subscriber to which the functional currency reporting rules in subsection 261(4) of the Tax Act apply. Subscribers should consult their own tax advisors with respect to an investment in Trust Units.

This summary is based upon the facts set out in this Prospectus Supplement and the Prospectus, a certificate as to certain factual matters provided to Canadian Tax Counsel by the Trust, the provisions of the Tax Act and accompanying regulations in force as of the date of this Prospectus Supplement, relevant specific proposals to amend the Tax Act that have been publicly announced by the Minister of Finance (Canada) prior to the date of this Prospectus Supplement (“Proposed Amendments”) and Canadian Tax Counsel’s understanding of the current published administrative and assessing practices and policies of the Canada Revenue Agency (“CRA”). This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial actions, or changes in the administrative or assessing practice or policies of the CRA. This summary does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. No assurances can be given that Proposed Amendments will be enacted as currently proposed or at all.

This summary is of a general nature and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular subscriber of Trust Units. Prospective subscribers of Trust Units should consult their own tax advisors in respect of the consequences to them of their acquisition, holding and disposition of Trust Units, having regard to their particular circumstances.

Canadian Holders

This portion of the summary is applicable to holders of Trust Units who, for purposes of the Tax Act, at all relevant times are resident in or deemed to be resident in Canada.

Taxation of Trust Unit Distributions to Canadian Holders

Distributions on Trust Units Prior to Application of SIFT Rules

This portion of the summary describes the taxation of distributions on Trust Units prior to the application of the SIFT Rules. For a discussion of how distributions should be taxed after the SIFT Rules commence to apply to the Trust, see below under the heading “Distributions on Trust Units After Application of SIFT Rules”.

A Canadian Holder generally will be required to include in computing income for a particular taxation year the portion of the net income of the Trust for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the Canadian Holder in that particular taxation year, whether such amount is payable in cash or in kind, including Trust Units. Income of a Canadian Holder from Trust Units should be considered to be income from property for the purposes of the Tax Act. Any loss of the Trust for the purposes of the Tax Act cannot be treated as a loss of a Canadian Holder.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Canadian Holder will effectively retain their character and be treated as such in the hands of the Canadian Holder for purposes of the Tax Act. The non-taxable portion of such net realized capital gains of the Trust that is paid or payable to a Canadian Holder in a year will not be included in computing the holder’s income for the year and will not reduce the adjusted cost base of the holder’s Trust Units. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Canadian Holder in a year generally will not be included in the Canadian Holder’s income for the year. However, such amounts, other than proceeds of disposition of a Trust Unit, generally will reduce the adjusted cost base of Trust Units held by such Canadian Holder. If such adjusted cost base becomes a negative amount at any time, that holder will be deemed at that time to have realized a capital gain from the disposition of Trust Units equal to such negative amount, and such adjusted cost base shall immediately thereafter be nil.

Trust Units issued to a Canadian Holder in lieu of a cash distribution will have a cost equal to the fair market value of such units and will be averaged with the adjusted cost base of all other Trust Units held by the Canadian Holder at that time as capital property in order to determine the adjusted cost base of each Trust Unit.

A Canadian Holder that throughout the relevant taxation year is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains and certain income of the Trust that is required to be included in the holder’s income.

Distributions on Trust Units After Application of SIFT Rules

Under the SIFT Rules (which are not expected to apply to the Trust until January 1, 2011 provided the Trust does not exceed “normal growth” before then), distributions to Canadian Holders by the Trust of “non-portfolio income” for purposes of the Tax Act (which is expected to comprise all or substantially all of the income of the Trust) would be treated as taxable dividends from a taxable Canadian corporation. In the case of a Canadian Holder who is an individual, such distributions should qualify for the enhanced gross-up and dividend tax credit applicable to eligible dividends received from taxable Canadian corporations. In the case of a Canadian Holder that is a corporation, such distributions generally should be treated as eligible dividends and be eligible for the inter-corporate dividend deduction in computing taxable income. A Canadian Holder that is a “private corporation” or a “subject corporation” (as defined in the Tax Act) generally should be required to pay a 33 1/3% refundable tax on such distributions under Part IV of the Tax Act to the extent such distributions were deductible in computing its taxable income.

Amounts distributed in excess of the income of the Trust are not affected by the SIFT Rules. See the above discussion under the heading “Distributions on Trust Units Prior to Application of SIFT Rules”.

Disposition of Trust Units held by Canadian Holders

Where a Canadian Holder disposes of a Trust Unit, or is deemed to dispose of a Trust Unit, the holder will realize a capital gain (or sustain a capital loss) to the extent the proceeds of disposition for the Trust Unit exceed (or are less than) the aggregate of the adjusted cost base to the holder of the Trust Unit and reasonable disposition costs. The initial cost to a Canadian Holder of a Trust Unit issued hereunder will be equal to the subscription price paid for such Trust Unit. This initial cost will be averaged with the adjusted cost base of all other Trust Units held by that Unitholder as capital property to determine the respective adjusted cost base of each such Trust Unit.

Taxation of Capital Gains and Capital Losses of Canadian Holders

Under the Tax Act, one half of any capital gain realized by a Canadian Holder and the amount of any taxable capital gains designated by the Trust in respect of a Canadian Holder will be included in such holder’s income as a taxable capital gain. Subject to certain specific rules in the Tax Act, one half of any capital loss realized by a Canadian Holder generally is deducted from any taxable capital gains realized by such holder in the year of disposition and any excess may be deducted from taxable capital gains realized in the three preceding taxation years or in any subsequent taxation year.

A Canadian Holder that throughout the relevant taxation year is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

A capital loss realized on the disposition of a Trust Unit by a Canadian Holder that is a corporation or a trust (other than a “mutual fund trust”), whether directly or indirectly or as a member of a partnership, may be reduced in respect of certain distributions to the Canadian Holder out of dividends received by the Trust directly or through a partnership of which it is a member and designated by the Trust in respect of the Canadian Holder to the extent and under the circumstances described in the Tax Act. Canadian Holders to which these rules may apply should consult their own tax advisors.

Minimum Tax

Capital gains realized on the disposition of capital property such as a Trust Unit may increase a Canadian Holder’s liability for minimum tax if such holder is an individual.

Non-Canadian Holders

This portion of the summary is applicable to holders of Trust Units who, for purposes of the Tax Act, at all relevant times are not resident in nor deemed to be resident in Canada.

Taxation of Trust Unit Distributions to Non-Canadian Holders

Until the SIFT Rules begin to apply to the Trust, all income of the Trust determined in accordance with the Tax Act (except taxable capital gains) paid or credited by the Trust in a taxation year to a Non-Canadian Holder generally will be subject to Canadian withholding tax at a rate of 25%, subject to a reduction in such rate under an applicable tax treaty or convention, whether such income is paid or credited in cash or in Trust Units. The rate of Canadian withholding tax generally is reduced to 15% in respect of amounts that are paid or credited by the Trust to a Non-Canadian Holder that is a resident of the United States for the purposes of the Canada-United States Income Tax Convention (1980), as amended (the “Canada-United States Tax Convention”). Under the SIFT Rules, commencing January 1, 2011 (provided the Trust does not exceed “normal growth” before then), such distributions should be characterized as taxable dividends and similarly should be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an applicable treaty or convention. A Non-Canadian Holder that is a resident of the United States who is entitled to claim the benefit of the Canada-United States Tax Convention generally will be entitled to have the rate of withholding tax reduced to 15% or nil for certain tax exempt holders.

The Trust is required to maintain a notional “TCP gains balance” (as defined in the Tax Act) to which it must add its capital gains from dispositions after March 22, 2004 of “taxable Canadian property” (as defined in the Tax Act), and from which it must deduct its capital losses from dispositions of such property and the amount of all “TCP gains distributions” (as defined in the Tax Act) made by it in previous taxation years. If the Trust pays an amount to a Non-Canadian Holder, makes a designation to treat that amount as a taxable capital gain of the Non-Canadian Holder, and the total of all such amounts designated by the Trust in a taxation year to Non-Canadian Holders and any partnerships which are not “Canadian partnerships” for the purposes of the Tax Act exceeds 5% of all such designated amounts, such portion of that amount as does not exceed the Non-Canadian Holder’s pro rata portion of the Trust’s “TCP gains balance” (as defined in the Tax Act) for the taxation year effectively will be subject to the same Canadian withholding tax as described above for distributions of income (other than taxable capital gains).

Based in part on representations of the Trust as to certain factual matters, a Trust Unit should not be a “Canadian property mutual fund investment” as defined in the Tax Act.

Disposition of Trust Units held by Non-Canadian Holders

A Non-Canadian Holder will be subject to taxation in Canada in respect of a capital gain realized on the disposition of Trust Units only if such units constitute “taxable Canadian property” as defined in the Tax Act, and the Non-Canadian Holder is not afforded relief under an applicable income tax treaty or convention. Trust Units normally should not be “taxable Canadian property” at the time of the disposition provided that: (i) the Non-Canadian Holder, persons with whom the Non-Canadian Holder does not deal at arm’s length (within the meaning of the Tax Act), or the Non-Canadian Holder together with such persons, did not own 25% or more of the issued Trust Units at any time during the 60-month period preceding the time of the disposition; (ii) the Trust is a “mutual fund trust” at the time of the disposition; and (iii) Trust Units are not otherwise deemed to be “taxable Canadian property”.

A Non-Canadian Holder whose Trust Units constitute “taxable Canadian property” generally will realize a capital gain (or capital loss) on the redemption or disposition of such units equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of: (i) such Non-Canadian Holder’s adjusted cost base of its Trust Units so disposed of, determined immediately before the redemption or disposition; and (ii) any reasonable costs of disposition, and generally will be subject to tax under the Tax Act in respect of any such capital gain in the same manner as a Canadian Holder (see above under “Taxation of Capital Gains and Capital Losses of Canadian Holders”).

Status of the Trust

To qualify as a “mutual fund trust” for purposes of the Tax Act the Trust must continuously satisfy certain requirements as to the nature of its undertakings (primarily that it must restrict its activities to the investment of funds), its ability to distribute Trust Units to the public, the dispersal of ownership of its Trust Units and the requirement that, unless it meets certain exceptions, it must not be reasonable to consider that it was established or is maintained primarily for the benefit of Non-Canadian Holders.

As noted above, the Tax Act provides that a trust will not be considered to be a “mutual fund trust” for purposes of the Tax Act if it is established or is maintained primarily for the benefit of non-residents of Canada. However, this disqualification rule does not apply if all or substantially all of the trust’s property is property other than “taxable Canadian property” as defined in the Tax Act. Although no assurances can be provided, all or substantially all of the assets of the Trust should be property other than “taxable Canadian property” as defined in the Tax Act.

Proposed Amendments provide that a trust will lose its status as a “mutual fund trust” if the aggregate fair market value of all trust units issued by the Trust and held by one or more non-residents of Canada or partnerships that are not “Canadian partnerships” (as defined in the Tax Act) is more than 50% of the aggregate fair market value of all of the Trust Units issued by the Trust and if more than 10% (based on fair market value) of the Trust’s property consists of certain types of “taxable Canadian property”, “Canadian resource property” or “timber resource property”, all as defined in the Tax Act. Since no more than 10% of the Trust’s property should be “taxable Canadian property”, “Canadian resource property” or “timber resource property” these Proposed Amendments should not adversely affect the Trust’s status as a “mutual fund trust”. However, no assurances can be provided that no more than 10% of the Trust’s property will be “taxable Canadian property”, “Canadian resource property” or “timber resource property” and, therefore, that, if enacted, these Proposed Amendments would not adversely affect the Trust’s status as a “mutual fund trust” under the Tax Act.

Provided the Trust satisfies the foregoing requirements it should be a “mutual fund trust” for purposes of the Act. If the Trust ceased to qualify as a “mutual fund trust” under Tax Act, certain Canadian federal income tax considerations would be materially and adversely different in certain respects than those described herein.

Taxation of the Trust

Taxation of the Trust Prior to Application of SIFT Rules

This portion of the summary describes the taxation of the Trust prior to the time it becomes subject to the SIFT Rules.

The Trust is required to include in its income for each taxation year all net realized taxable capital gains, dividends, accrued interest and amounts of income allocated to it by partnerships of which it is a partner. The Trust generally may deduct in respect of each taxation year an amount not exceeding 20% of the total issue expenses of the Offering and other offerings of its Trust Units or debt obligations (subject to proration for a short taxation year) to the extent that those expenses were not otherwise deductible in a preceding year, and also generally may deduct reasonable management and administration fees incurred by it in the year.

To the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year. An amount will be considered payable to a Unitholder in a taxation year only if it is paid in the year by the Trust, or the Unitholder is entitled in the year to enforce payment of the amount. Canadian Tax Counsel is advised that the Trust intends to deduct, in computing its income, the full amount available for deduction in each year to the extent of its taxable income for the year otherwise determined. As a result of such deductions from income, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act; however no assurances can be given in this regard.

Taxation of the Trust under the SIFT Rules

The SIFT Rules apply to trusts that are resident in Canada for purposes of the Tax Act, that hold one or more “non-portfolio properties”, and the trust units of which are listed on a stock exchange or other public market (a “SIFT Trust”). A SIFT Trust effectively is subject to tax on its income from non-portfolio properties and taxable capital gains from dispositions of non-portfolio properties paid, or made payable, to unitholders at a rate comparable to the combined federal and provincial corporate income tax rate.

In general terms, a trust that existed on October 31, 2006 and to which the SIFT Rules otherwise would apply (i.e., the Trust), should not become a SIFT Trust until the earlier of January 1, 2011 or the first day after December 15, 2006 that the trust exceeds “normal growth” determined by reference to guidelines first issued on December 15, 2006 by the Minister of Finance (Canada) and amended on December 4, 2008 (the “Guidelines”). The Guidelines provide that a trust should not be considered to exceed “normal growth” if the trust does not issue new equity (including convertible debentures or other equity substitutes) that exceeds the greater of $50 million per year or certain specified “safe harbour” amounts based on the market capitalization of the trust on October 31, 2006.

Provided that the Trust does not issue new equity (including debt that is convertible into equity) in an amount greater than the “safe-harbour” determined by reference to the market capitalization of the Trust on October 31, 2006, (understood by

Canadian Tax Counsel to be approximately $4 billion) the Trust should not be considered to exceed “normal growth” as set forth in the Guidelines. The Trust has advised Canadian Tax Counsel that it has not exceeded the “safe-harbour” amounts and that the offering and issuance of Trust Units under this Prospectus Supplement should not result in the Trust exceeding the “safe-harbour” amounts. No assurances can be provided that the Trust will not otherwise become a SIFT Trust prior to January 1, 2011.

As part of its ongoing strategic planning, the Trust will continue to examine and evaluate its various strategic alternatives, including its ability to reorganize its legal and tax structure to mitigate the expected impact of the SIFT Rules. While no assurances can be provided regarding the strategic alternatives, if any, that may be available, the strategic alternatives considered will recognize that the federal government first released Proposed Amendments to facilitate the conversion of a SIFT Trust to a taxable Canadian corporation without undue tax consequences on July 14, 2008 and were reintroduced with some modifications on February 6, 2009 in Bill C-10 which included certain provisions of the budget tabled in the House of Commons on January 27, 2009 and related fiscal measures.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain United States federal income tax considerations relevant to a U.S. Holder (as defined below) who acquires Trust Units pursuant to the Offering. This discussion is based on the provisions of the United States Internal Revenue Code of 1986, as amended, Treasury regulations, judicial authorities, published positions of the United States Internal Revenue Service (“IRS”), and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to U.S. Holders that hold the Trust Units as capital assets for United States federal income tax purposes (generally, assets held for investment). This discussion does not address all of the tax consequences that may be relevant to a particular U.S. Holder or to U.S. Holders that are subject to special treatment under United States federal income tax laws, such as:

•	financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	persons whose functional currency is not the U.S. dollar;

•	traders in securities that elect to use a mark to market method of accounting;

•	United States expatriates;

•	persons that hold Trust Units as part of a straddle, hedge, constructive sale or conversion transaction; and

•	United States persons who actually or constructively own 10 percent or more of the total combined voting power of the Trust.

If a partnership or other entity treated as a partnership for United States federal income tax purposes holds Trust Units, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisers about the tax consequences of owning Trust Units.

This discussion does not address the tax consequences of owning Trust Units under state, local or foreign tax laws. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

Holders of Trust Units should consult with their own tax advisors as to the tax consequences of owning Trust Units in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

For purposes of this section, the term “U.S. Holder” means a beneficial owner of Trust Units that for United States federal income tax purposes is:

•	an individual citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any State or the District of Columbia;

•	an estate that is subject to United States federal income tax on its income regardless of is source; or

•	a trust, the substantial decisions of which are controlled by one or more United States persons and which is subject to the primary supervision of a United States court, or a trust that validly has elected under applicable Treasury regulations to be treated as a United States person for United States federal income tax purposes.

Treatment of the Trust and the Trust Units

The Trust has elected to be classified as a corporation for United States federal income tax purposes. For United States federal income tax purposes, the Trust Units will represent equity interests in a corporation.

Distributions with Respect to Trust Units

Subject to the passive foreign investment company rules discussed below, U.S. Holders will include in gross income the gross amount of any distributions paid, before reduction for Canadian withholding taxes, by the Trust out of its current or accumulated earnings and profits, as determined for United States federal income tax purposes, as dividend income when the dividend is actually or constructively received by the U.S. Holder. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. Holder’s basis in its Trust Units and thereafter as capital gain.

Currently, dividends paid by a “qualified foreign corporation” to non-corporate U.S. Holders (including individual U.S. Holders) who also meet certain holding period requirements will be taxable at a maximum tax rate of 15% (5% for non-corporate U.S. Holders in lower tax brackets). The Trust expects that it will constitute a qualified foreign corporation for United States federal income tax purposes and that distributions it makes to non-corporate U.S. Holders that are treated as dividends for United States federal income tax purposes will be treated as qualified dividend income eligible for such reduced maximum rates, provided the applicable holding period requirements are met. If dividend distributions by the Trust do not qualify for this reduced maximum rate, U.S. Holders will be subject to tax on such dividends at ordinary income rates (currently at a maximum rate of 35%). In addition, under current law, the preferential tax rate for qualified dividend income will not be available for taxable years beginning after December 31, 2010.

Distributions by the Trust that are treated as dividends for United States federal income tax purposes generally will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from certain other United States corporations. The amount of such distributions included in income of a U.S. Holder will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/U.S. dollar exchange rate on the date such dividend distribution is included in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars on such date. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend distribution is included in income to the date such dividend distribution is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes.

Distributions by the Trust that are treated as dividends for United States federal income tax purposes will be income from sources outside the United States for foreign tax credit limitation purposes. Depending on the U.S. Holder’s circumstances, such dividends may be “passive category” or “general category” income for foreign tax credit limitation purposes. Subject to certain limitations, Canadian tax withheld with respect to distributions by the Trust to a U.S. Holder and paid over to Canada will generally be creditable against the U.S. Holder’s United States federal income tax liability. As discussed above in “Canadian Federal Income Tax Considerations — Non-Canadian Holders — Taxation of Trust Unit Distributions to Non-Canadian Holders”, withholding of Canadian tax is imposed at a 25% rate (reduced to 15% for recipients that are residents of the United States eligible for benefits under the Canada-United States Tax Convention) both on cash and non-cash distributions by the Trust to persons that are not Canadian residents. However, as certain non-cash distributions by the Trust generally will not be included in income for United States federal income tax purposes, such Canadian withholding tax may exceed a U.S. Holder’s allowable foreign tax credit for the taxable year of the distribution. To the extent a refund of the tax withheld is available to a U.S. Holder under the laws of Canada or under the Canada-United States Tax Convention, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder’s United States federal income tax liability, whether or not the refund is actually obtained. The foreign tax credit limitation rules are complex and dependent on the specific factual circumstances particular to each U.S. Holder. Consequently, each U.S. Holder should consult its tax advisor as to the United States federal income tax consequences relevant to such U.S. Holder.

Sale or Exchange of Trust Units

Subject to the passive foreign investment company rules discussed below, a U.S. Holder that sells, exchanges or otherwise disposes of Trust Units generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis, determined in U.S. dollars, in the Trust Units. Any capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder had a holding period for the Trust Units of more than one year at the time of the sale or other disposition. Long-term capital gain recognized by a non-corporate U.S. Holder (including an individual U.S. Holder) generally is subject to a maximum United States federal income tax rate of 15%. Other capital gains generally are currently subject to a maximum United States federal income tax rate of 35%. The deductibility of capital losses is subject to limitations. Gain realized by a U.S. Holder from a sale or other disposition of Trust Units will generally be treated as income from United States sources for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

The Trust believes that it is not currently, and does not expect to be, treated as a passive foreign investment company for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. In general, the Trust would be a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held Trust Units, at least 75% of the gross income of the Trust for the taxable year is passive income or at least 50% of the value, determined on the basis of a quarterly average, of the Trust’s assets is attributable to assets that produce or are held for the production of passive income. If the Trust were to be treated as a passive foreign investment company, then unless a U.S. Holder makes a mark-to-market election, gain realized on the sale or other disposition of Trust Units would in general not be treated as capital gain. Instead, a U.S. Holder would be treated as if the holder had realized such gain and certain “excess distributions” ratably over the holder’s holding period for the Trust Units and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

United States Backup Withholding and Information Reporting

United States backup withholding and information reporting requirements apply to certain payments to certain non-corporate U.S. Holders. Information reporting generally will apply to payments of distributions on, and proceeds from the sale or redemption of, Trust Units made within the United States to a U.S. Holder (other than an “exempt recipient” such as a corporation). The payor will be required to withhold on any payments within the United States on a Trust Unit to a U.S. Holder, other than an exempt recipient, such as a corporation, if the U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding requirements. The backup withholding rate is currently 28%. Any amount withheld from payments to a U.S. Holder under the backup withholding rules is not an additional tax and will be allowed as a refund or credit against the U.S. Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

RISK FACTORS

An investment in the Trust Units is subject to certain risks. Investors should carefully review and consider all of the information contained and incorporated by reference in this Prospectus Supplement and the Prospectus, including without limitation, the risks described under the heading “Risk Factors” in the Prospectus and the risks set out below before making an investment decision and consult their own experts where necessary.

Proposed Financing Arrangements

In addition to the Offering by the Trust, Precision is investigating alternative new debt financing arrangements, which may include the issuance of an aggregate principal amount of approximately U.S.$250 million of Debt. The proposed debt arrangements are only at the preliminary stage and are subject to normal commercial risks that the financing arrangements may not be completed on the terms currently contemplated and described herein or at all. These risks include, but are not limited to, risks relating to market conditions, pricing and receipt of all necessary corporate approvals. These risks may, individually or in the aggregate, cause Precision to have to modify, defer or abandon its current plans with respect to the debt financing arrangements. If any of these events occur, it may have a material adverse effect on the business, financial condition and results of operations of Precision and the Trust and the value of the Trust Units. See “Recent Developments — Proposed Financing Arrangements”.

Distributions on the Trust Units have been suspended and may not be reinstated.

On February 9, 2009, the Trust announced that it had suspended cash distributions for an indefinite period. The Trust’s ability to resume making cash distributions in the future and the actual cash flow available for distribution to Unitholders, if any, is a function of numerous factors including, among other things, the Trust’s, Precision’s and PDLP’s financial performance; debt covenants and obligations; working capital requirements; future upgrade capital expenditures and future expansion capital expenditure requirements for the purchase of property, plant and equipment; tax obligations; the impact of interest rates and/or foreign exchange rates; the growth of the general economy; the price of crude oil and natural gas; weather; and number of Trust Units and Class B limited partnership units of PDLP (“Exchangeable Units”) issued and outstanding. Cash distributions may or may not be reinstated, may be reinstated at amounts different than historical or recent amounts (and subsequently increased or reduced) or may be eliminated entirely depending on the Trust’s operations and the performance of its assets. The market value of the Trust Units may deteriorate if the Trust is unable to reinstate its cash distributions or otherwise meet cash distribution expectations in the future, and that deterioration may be material.

There can be no assurance that any credit rating assigned to the Trust will not be lowered or withdrawn.

On February 9, 2009, Standard & Poor’s Ratings Services advised the Trust that it has revised its outlook for the Trust to “negative” from “stable”, affirmed the Trust’s “BB” long-term corporate credit rating and the “BBB−” senior secured credit rating on Precision’s U.S.$1.2 billion senior secured credit facility and assigned a “BB” rating (with a recovery rating of “4”) to the proposed Debt. Furthermore, Precision has been informed by Moody’s Investors Service that it is considering a downgrade of the outlook for the oilfield services sector. There can be no assurance that any credit rating assigned to the Trust, Precision or the oilfield services sector will not be lowered or withdrawn entirely. In such event, the Trust’s and/or Precision’s cost of capital may be adversely affected, which may adversely affect the trading price or value of the Trust Units.

ENFORCEABILITY OF CIVIL LIABILITIES

The Trust is an unincorporated open-ended investment trust established under the laws of the Province of Alberta pursuant to the Declaration of Trust. Some of the Trust’s trustees and its subsidiaries’ directors and officers and some of the Underwriters and experts named in the Prospectus and this Prospectus Supplement, as applicable, are residents of Canada or otherwise reside outside the United States, and a substantial portion of their assets, and a substantial portion of the Trust’s assets, are located outside the United States. The Trust has appointed an agent for service of process in the United States, but it may be difficult for holders of Trust Units who reside in the United States to effect service within the United States upon those trustees, directors, officers, Underwriters and experts who are not residents of the United States. It may also be difficult for holders of Trust Units who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the civil liability of the Trust and the civil liability of the trustees, directors, officers and experts under the United States federal securities laws. The Trust has filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Trust appointed Precision Lobos Corporation, which has changed its name to PDOS, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Trust in a United States court arising out of or related to or concerning the Offering.

ELIGIBILITY FOR INVESTMENT

In the opinion of counsel to the Trust and counsel to the Underwriters, provided the Trust qualifies as a “mutual fund trust” under the Tax Act, the Trust Units will, at the date of issue, be qualified investments for trusts governed by “registered retirement savings plans”, “registered retirement income funds”, “registered education savings plans”, “tax-free savings accounts” and “deferred profit sharing plans” under the Tax Act and the regulations thereunder.

Notwithstanding the foregoing, if the Trust Units being offered pursuant to this Prospectus Supplement are “prohibited investments” for the purposes of a “tax-free savings account”, a holder of the “tax-free savings account” will be subject to a penalty tax as set out in the Tax Act. A “prohibited investment” includes an interest in a trust which does not deal at arm’s length with the holder, or an interest in a trust (or a corporation, partnership or trust with which the trust does not deal at arm’s length) in which the holder, either alone or together with persons with whom the holder does not deal at arm’s length, has a significant interest (within the meaning of the Tax Act). Subscribers are advised to consult their own tax advisors in this regard.